loeb & loeb llp 345 Park Avenue New York, NY 10 154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

August 19, 2025

Michael Purcell & Karina Dorin

U.S. Securities & Exchange Com mission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C . 20549

Re:	New Era Helium Inc.
Registration Statement on Form S-1
Filed July 21, 2025
File No. 333-288790

Dear Mr. Purcell & Ms. Dorin:

On behalf of our client, New Era Helium Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated August 4, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1, filed July 21, 2025 (File No. 333-288790)(the “Registration Statement”). Contemporaneously, we are filing Amendment No. 1 to the Registration Statement via Edgar (“Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1

Exhibits

1.	Please update your disclosure to discuss the material terms of the Third Amended and Restated Equity Purchase Facility Agreement, dated July 10, 2025 and filed as Exhibit 10.43, and the information in your Form 8-K filed July 29, 2025.

RESPONSE: The Company respectfully advises the Staff that on August 12, 2025, the Company entered into a Fourth Amended and Restated Equity Purchase Facility Agreement, which restated the Equity Purchase Facility Agreement in its entirety. Accordingly, the material terms of the Fourth Amended and Restated Equity Purchase Facility Agreement are disclosed beginning on page 3 of Amendment No. 1, and the Fourth Amended and Restated Equity Purchase Facility Agreement is filed as an Exhibit to Amendment No. 1.

General

2.	We note you disclose that you are registering 5,218,690 shares for sale pursuant to that certain Amended and Restated Registration Rights Agreement to the Business Combination Agreement dated as of December 6, 2024, by and between certain Selling Shareholders and Roth CH Acquisition V Co. We also note you disclose on page 75 that you are registering these shares pursuant to “registration rights agreements described below,” but are unable to locate such description. Please revise your disclosure here and under the Selling Shareholders section to discuss the details of the transactions in which the Selling Shareholders received the shares covered by the resale registration statement and the related registration rights agreements.

RESPONSE: The Company has revised the disclosure on the cover page and on pages 6 and 59 of Amendment No.1 to be consistent with the disclosure regarding the Amended and Restated Registration Rights Agreement dated as of December 6, 2024, by and between certain Selling Shareholders and Roth CH Acquisition V Co.

3.	Please revise the introductory paragraph of your signature page to conform to the signature page language of Form S-1.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the introductory paragraph of the signature page to conform to the signature page language of Form S-1.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane
Partner